Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 7, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cullen Agricultural Holding Corp. Registration Statement on Form S-1 Filed October 27, 2010 File No. 333-170165

Dear Mr. Schwall:

On behalf of Cullen Agricultural Holding Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 23, 2010, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

General

1.
Where a comment also relates to disclosure which appears in another place in the document, please make parallel changes to all affected disclosure. Also be sure to respond to every separate question or point set forth in each comment and to identify where in the marked version of your amendment we may find responsive changes. These steps will eliminate the need for us to repeat similar comments.

Securities and Exchange Commission

December 7, 2010

Duly noted.  We have made parallel changes to all affected disclosures, responded to every separate question or point set forth in each comment and identified where in the marked version of our amendment the Staff may find responsive changes as requested.

2.
Your Form 8-K, filed October 29, 2010, identifies a number of recent land sales transactions. You repeat in your Form 10-Q, filed November 12, 2010, the following statement, which also appears at pages 1 and 6 of the prospectus: “We will also explore alternative opportunities available to us outside the agricultural space and our current business plan in an effort to maximize shareholder value.” In your next amendment to the Form S-1, provide updated and current disclosure with regard to all such matters, and revise to explain in necessary detail what you mean by “outside the agricultural space.” Also discuss the status of any efforts being pursued “outside ... our current business plan.

We have provided updated and current disclosure regarding the Company’s recent land sales on pages 1 and 29 of the Registration Statement as requested.

We have also revised the disclosure on pages 1, 6, 19, F-26 and F-27 of the Registration Statement to explain in necessary detail what was meant by the phrase “outside the agricultural space” and to indicate that no such efforts have been pursued yet.

Risk Factors, page 6

3.
Provide risk factors to identify clearly those risks related to warrants, the sales of which are also the subject of this registration statement. For example, it appears that the warrants will expire worthless in three years unless the $13.75 price threshold for the subject common stock is met for the requisite 20 trading day period specified. We note the tabular disclosure which appears at page 17 under “Market Price for Our Securities” regarding the price history of the common stock in that regard.

We have revised the disclosure on page 12 of the Registration Statement to provide risks related to the Company’s warrants as requested.

Business. page 19

Legal Proceedings, page 28

4.
We note your disclosure here and in the Risk Factors section relating to Goodman v. Watson. In particular, we note your disclosure that the defendants, including most of your current directors, filed an answer to the complaint on December 23, 2009. Please revise your disclosure to update the status of the case. Also be sure to provide all the disclosure that Item 103 of Regulation S-K requires, particularly insofar as Cullen might be required to indemnify the defendants.

Securities and Exchange Commission

December 7, 2010

We have revised the disclosure on page 28 of the Registration Statement as requested.

5.	Please update your disclosure under the risk factor at page 7 beginning “We are subject to litigation,” and provide a cross reference to the revised disclosure in this section.

We have revised the disclosure on page 7 of the Registration Statement to update the disclosure and provide a cross reference to the “Legal Proceedings” section as requested.

Principal Stockholders, page 49

6.	Please revise to make sure that each footnote referenced in the table is properly numbered in the corresponding footnote below. Refer to notes 20, 21, and 22, for example.

We have revised the disclosure on page 48 of the Registration Statement as requested.

Exhibits. page II-4

7.
You will expedite the review process by promptly submitting or filing all required exhibits and consents. For example, please file the legality opinion with your next amendment so that you will have time to respond to any staff comments.

We have filed the legality opinion with this amendment as requested.

Signatures

8.	We refer you to Instructions 1 and 2 to Signatures, Form S-1. With your next amendment, please revise to make clear who is signing in each of the required capacities.

We have revised the signature page to make clear who is signing the Registration Statement in each of the required capacities as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc:           Eric J. Watson